UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                    SJW CORP.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.042
                         (Title of Class of Securities)

                                    784305104
                                 (CUSIP Number)

                                 JON NEWBY, ESQ.
                     SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                      1901 AVENUE OF THE STARS, 16TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 9, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 Pages

CUSIP NO. 784305104                     13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ROSCOE MOSS, JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     NOT APPLICABLE.
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,068,934(1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,068,934(1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,068,934(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1) Includes 1,068,934 shares of Common Stock held by Roscoe Moss, Jr., as trustee of the Roscoe Moss, Jr. Revocable Trust UA 03/24/82.

                                                               Page 2 of 4 Pages

                                                             Schedule 13D

Item 1.     Security and Issuer.

      This statement relates to the Common Stock, par value $1.042 ("Common Stock"), of SJW Corp. ("SJW"). The address of the principal executive office is:

                SJW Corp.
                374 West Santa Clara Street
                San Jose, California  95113

Item 2.     Identity and Background.

      The following information relates to the Reporting Person, as defined below:

            (a)   Name: Roscoe Moss, Jr. (the "Reporting Person")

            (b) Business Address: c/o Roscoe Moss Manufacturing, 4360 Worth Street, Los Angeles, California 90063

            (c) Principal Occupation: Chairman, Roscoe Moss Manufacturing Company, 4360 Worth Street, Los Angeles, California 90063

            (d)   Criminal Convictions: None

            (e)   Securities Violations: None

            (f)   Citizenship: United States of America

Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.     Purpose of Transaction.

      The securities were originally acquired for investment purposes. On May 9, 2005, the Reporting Person sold 140,000 shares of Common Stock in a private transaction with George E. Moss, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982 and as trustee of the John Kimberly Moss Trust dated October 24, 1991, and Nancy O. Moss, as trustee of the Nancy O. Moss Revocable Trust dated January 31, 2002.

Item 5.     Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns 1,068,934 shares of Common Stock of SJW (11.7% of the outstanding shares of SJW based on the most recently available filings with the Commission).

      (b) The Reporting Person, as trustee of the Roscoe Moss, Jr. Revocable Trust UA 03/24/82, has sole power to vote and dispose of the shares.

                                                               Page 3 of 4 Pages

      (c) The Reporting Person sold an aggregate of 140,000 shares of Common Stock on May 9, 2005 in a private transaction. Refer also to Item 4 above.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.

Item 7.     Material to be Filed as Exhibits.

            None.

                                                               Page 4 of 4 Pages
                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2005                              /s/ Roscoe Moss, Jr.
                                                  --------------------
                                                  Roscoe Moss, Jr.